SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)1

US LEC Corp.

(Name of Issuer)

Class A Common Stock, $.01 par value

(Title of Class of Securities)

90331S 10 9

(CUSIP Number)

Sean Doherty, General Counsel

111 Huntington Avenue

Boston, Massachusetts 02199

(617) 516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.90331S 10 9	13D	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Bain Capital Fund VI, L.P. EIN No.: 04-3405560
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0 shares of Class A Common Stock
8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER

0 shares of Class A Common Stock
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14.	TYPE OF REPORTING PERSON*

PN

This Schedule 13D/A constitutes the fifth amendment to the Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission on February 20, 2001 (“Initial Schedule 13D”) and amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 filed by the Reporting Person with the Securities and Exchange Commission on February 28, 2002, March 28, 2003, June 30, 2005 and August 11, 2006, respectively (together the “Amendments”) with respect to the Class A Common Stock of US LEC Corp. ( “US LEC”). Except as specifically amended by this Schedule 13D/A, the Initial Schedule 13D, as amended by the Amendments, remains in full force and effect. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Initial Schedule 13D and the Amendments, as applicable.

Information given in response to each item shall be deemed incorporated by reference in all other items.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read in its entirety as follows:

CLEC Investors is a party to a Stock Purchase Agreement (the “Agreement”), dated as of April 11, 2000, previously filed with the Commission, via EDGAR, by and among US LEC and the Persons listed on Schedule 1 attached thereto. As of the date of the Agreement, CLEC Investors purchased 100,000 shares of Series A Convertible Preferred Stock (the “Preferred Stock”) using the working capital of its Members. As of February 28, 2007, CLEC Investors had received an additional 50,651 shares of Preferred Stock through paid in kind dividends which accrue on a quarterly basis for a total amount of 150,651 shares of Preferred Stock.

The 150,651 shares of Preferred Stock held as of February 28, 2007 are presently convertible into 5,380,009 shares of Class A Common Stock (the “Class A Common Stock” or “Common Stock”) based on a purchase price of $1,000.00 and a conversion price of approximately $28. The Reporting Person did not borrow any funds to effectuate the transaction whereby the Reporting Person received securities which are the subject of this filing on Schedule 13D/A. The Reporting Person used the working capital of its Members to make the purchase described herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by the addition of the following:

The closing of the transactions contemplated by the Merger Agreement, including the US LEC Merger, occurred on February 28, 2007. In connection with the US LEC Merger and pursuant to the Repurchase Agreement, US LEC repurchased all outstanding shares of US LEC Preferred Stock held by CLEC Investors and THL. As a result, the Reporting Person, CLEC Members, Bain Partners VI, Bain Investors, Sankaty LLC, Sankaty Investors, Sankaty II LLC, Sankaty Investors II, Brookside Investors, Brookside Management, Mr. Ferrante and Mr. Lavine no longer hold any interest in US LEC. Immediately prior to the closing of the US LEC Merger, the Agreement was terminated.

Item 5.	Interest in Securities of the Company.

Item 5 is hereby amended and restated to read in its entirety as follows:

(a) – (c) As a result of the consummation of the US LEC Merger on February 28, 2007 and pursuant to the Repurchase Agreement described in Item 4 above, all 150,651 shares of Preferred Stock has been repurchased by US LEC at a conversion price of $28 per share; therefore, none of the Reporting Person, CLEC Members, Bain Partners VI, Bain Investors, Sankaty LLC, Sankaty Investors, Sankaty II LLC, Sankaty Investors II, Brookside Investors, Brookside Management, Mr. Ferrante or Mr. Lavine holds any interest in US LEC.

(d) Not Applicable.

(e) The Reporting Person ceased to be the beneficial owner on February 28, 2007.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 2, 2007

BAIN CAPITAL FUND VI, L.P.
By:	Bain Capital Partners VI, L.P., its general partner
By:	Bain Capital Investors, LLC, its general partner

By:	/s/ Michael F. Goss
Name:	Michael F. Goss
Title:	Managing Director